Exhibit 99.5

TITAN TRADING ANALYTICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FORM 51-102F1

FOR THE YEAR ENDED OCTOBER 31, 2008
FEBRUARY 26, 2009

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis of financial results and related data is reported in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the standards of the Public Company Accounting Oversight Board  (United States), and should be read in conjunction with the consolidated  financial statements as of October 31, 2008.

Information which is contained herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Such forward-looking statements are subject to risks and uncertainties and may be based on assumption that may cause actual results to differ materially from those implied herein, and therefore are expressly qualified in their entirety by this cautionary statement.

The following information, prepared as at February 26, 2009 should be read in conjunction with the October 31, 2008 audited financial statements of the Company.

DESCRIPTION OF BUSINESS

Titan Trading Analytics Inc. (“Titan” or the “Company”) has four wholly owned subsidiaries Titan Trading USA, LLC, (“Titan Trading USA”) Titan Trading GP Inc., (“Titan GP”), Titan Holdings USA LLC, and Titan Trading Corp.

The Company continues to expend all of its efforts developing the trading software to be ready for full use. The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software.

Titan Trading Limited Partnership 2 (“TTLP2”) was created in January 2006.  Titan GP is the general partner.  The limited partners must be accredited investors.  TTLP2 will trade funds using TOMS.  The profits will be divided on the basis of 50% to the limited partners and 50% to the general partner.  There will be an annual administrative fee paid to Titan equal to 2% of the net asset value of TTLP2.  At present, TTLP2 has not been activated.

The Company is a financial software developer that has developed market timing, trading analytics and automated trading execution software.  The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation on November 30, 1993.  In June 2003, Titan acquired rights to certain automated trading and analytic software (the “Technology”) from Cignal Technologies, LLC (“Cignal”) and has developed an automated trading platform using and further developing the Technology. Cignal is owned by Mr. Philip Carrozza, Titan’s US Director of Trading Operations.

In February 2006, Titan entered into a software transfer agreement with Mr. Phillip Carrozza and Cignal, with respect to the transfer of certain trading models, suitable for stocks or futures and software-based formulas that implement the trading models and their accompanying indicators.  Pursuant to the software transfer agreement, Cignal and Mr. Carrozza were to be issued a total of 3,000,000 common shares, 1,000,000 of which would have been issued on closing and the remaining 2,000,000 would have been issued in 1,000,000 increments in each of 2007 and 2008.  Cignal was to be granted 1,000,000 performance warrants.  The software transfer agreement provided Cignal with a right of first refusal, in the event that the Company becomes insolvent, to match a proposed sale of the software to a third party.

Titan also entered into a software transfer agreement with Michael Gossland, a director and officer of Titan, with respect to the transfer of certain executable programs and software-based formulas.  Pursuant to the software transfer agreement, Titan would have issued Mr. Gossland 1,500,000 common shares and 1,000,000 performance warrants.  The software transfer agreement provided Mr. Gossland with a right of first refusal, in the event that Titan becomes insolvent, to match a proposed sale of the software to a third party.

A total of 1,000,000 of the performance warrants to be issued to Cignal, Mr. Carrozza and Mr. Gossland were exercisable at a price of $0.50 per share for a six month period commencing November 1, 2007 and the remaining 1,000,000 performance warrants were exercisable at a price of $1.00 per share for a six month period commencing November 1, 2008. The release of these warrants was conditional upon the 20 day average stock price on these dates being no less than $1.00 and $2.00 per share, respectively.

In July 2006, the Company announced that the aforementioned software transfer agreements entered into between the Company, Mr. Carrozza and Cignal and between the Company and Mr. Gossland had been amended and restated (the “Software Transfer Agreements”).  The total number of Titan common shares issuable pursuant to the Software Transfer Agreements did not change from 4,500,000 shares; however, these shares will only be issued upon Titan achieving certain gross revenue milestones commencing June 1, 2006.  Commencing June 1, 2006, an aggregate of 4,500,000 shares will be eligible to be issued in tranches of 1,500,000, upon Titan achieving cumulative gross revenues from TOMS of each of $400,000, $800,000 and $1.2 million.  The first, second and third tranches of the shares will be issued no earlier than September 30, 2006, January 31, 2007 and May 31, 2007 respectively, and in any event, any Titan common shares not “earned” by May 31, 2007 will not be eligible for issuance.  All of the securities issued in connection with the Software Transfer Agreements are subject to a four month hold period.  During the year, the Software Transfer Agreements have been amended to extend the milestones compliance date to May 31, 2009.

The terms of the 2,000,000 performance warrants issued to Cignal, Mr. Carrozza and Mr. Gossland were also revised.  The first 1,000,000 performance warrants will be exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2007, provided that Titan has achieved at least $1.2 million of gross revenue for the one-year period commencing June 1, 2006.  The second 1,000,000 performance warrants will be exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2008, provided that Titan has achieved gross revenue of $1.8 million for the one-year period commencing June 1, 2007.  The performance warrants expire November 30, 2008.  The 2,000,000 warrants were issued on September 5, 2006.  During the year, the Software Transfer Agreements have been amended to provide that the performance warrants will be exercisable upon Titan achieving the gross revenue milestones for the one-year period ended May 31, 2009.  The exercise prices will remain the same; however, the exercise period for the first and second tranche will be the six-month period commencing June 1, 2009.

TITAN TRADING PRODUCTS

Titan currently has a major flagship product in its line-up, called the TickAnalyst Suite (“TAS”). This suite is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.

TickAnalyst Suite is a group of software applications, which may be divided into several parts:

1.           Signus, also known internally as the blackbox,  used to generate trading signals.
2.           TOMS, Titan’s order management software, used to execute and manage trades.
3.           QuickTick Charting, used for financial data visualization.
4.           TradeViewer, used to display the results of the trading performance.

5.           TopView and TopViewClient, used to distribute the real-time and historical trading signals.
6.           Several back end data management tools, with internal names to manage data.

These parts, when assembled with other 3rd party components, form a complete automated trading system capable of transforming real-time market data into executed trading orders.

The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looks for the pre-defined patterns of movement in price, volume, and time.  When a particular pattern is found, a trading signal is generated.

The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders.  The orders are sent over the internet to the RediPlus trade execution engines, Several other trade execution engines (RealTick, FIX, ODL, ChoiceFX) are supported but are not used at Titan at present.  The software can operate in simulation mode, where no orders are actually placed; in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, orders are executed with little operator intervention.

The TickAnalyst Suite has components that are subject to certain rights pursuant to the Software Transfer Agreements described above. Otherwise, Titan wholly owns the TAS technology in its entirety.

The Company has yet to establish a profitable trading or licensing support business and focused its attention on development of the TAS system.  The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios. The selling proposition is that the software and service improves trading results.

The Company plans to enter into non-exclusive agreements with institutions, trading firms and/or high net-worth individuals to utilize the Software for trading and share the profits with those parties, or at a later stage, to license the software as a service directly to such parties under terms. Additionally, Titan expects to conduct trading operations on its own behalf and or jointly with third parties.

The Company is a reporting issuer in Canada and the United States.  Titan’s shares trade in the United States on the Over-The-Counter Bulletin Board and in Canada on the TSX Venture Exchange.

In April, 2006 Titan appointed Eric Davidson, Technical Research Analyst, to lead Titan’s Research for its Grey Box (semi-automated) Equity Trading Division under its USA Trading Operations.  Mr. Davidson’s appointment was in preparation for the launch of Titan’s proprietary market data analysis platform, TickAnalyst.  He will be instrumental with the testing, implementation and ongoing operations of Titan’s Black Box (fully automated) Division as TickAnalyst comes online.

The concept behind Titan’s Grey Box is three fold:

1.           present the trader with more technical based trading opportunities;
2.           automate the order entry and exit process; and
3.           manage risk on dozens of open positions with automation.

In each case, the benefit to the trader of Titan’s Grey Box trading software is to allow that trader to do more trades.  The combination of all three advantages can dramatically increase the number of trades that even an experienced trader can execute.

July 2007 - The Company announced the completions of a test integration of securities exchange data into Titan’s wholly owned proprietary charting application.  This development will allow Titan to offer a turnkey solution in the Multi-Asset Direct Market Access (“DMA”) Platform arena.  Titan will soon offer both a robust and customizable charting application in multiple asset classes as well as extensive indicators and analytics.  As a whole, the platform offers more trading solutions to a greater number of buy-side professional and institutional traders.

August 2007 - The Company announced that phase one of the software link between its Black Box trading signal generator and its QuickTick charting application is complete and that a beta-test program of this link is now underway.

Also in August, 2007, Titan and Titan Trading USA, announced that it is opening a new Titan New York Regional Office to assist with Titan’s Grey Box (semi-automated) and Black Box (fully-automated) Currency and Commodity Trading Division under its USA Trading Operations.

October 2007 – The Company announced the completion of its Black Box software.  This version of Titan’s Black Box is completely stand alone application, which differentiates it from Titan’s previous implementations of its Black Box software.  After the completion of testing, the product will be ready for release of the industry ready product.  After completion of this flagship offering, Titan is now ready to transform its operation from one focused on research and development to one focused on trading operations and sales and marketing.

January 2008 - The Company announced the completion of the development of Version 2 of its QuickTick Charting application and QuickTick Server.  The new communications software is designed to be more reliable and easier to scale up to a large number of users.

February 2008 - The Company announced two key operational developments for Titan’s proprietary currency trading and asset management arm: (i) The currency trading arm received a six-figure capital investment from an accredited third-party investor.  This investment marks the beginning of phase two of Titan’s currency alternative investment product managed by David Terk, of Titan Trading U.S.A.  The fund was previously in the incubation phase and has now moved forward with a larger capital base for a period of 90 days; and (ii) the Company announced that it has completed its testing phase in the currencies.

September 2008 – The Company reported that it is advancing towards commercialization through key operational developments. Titan is currently performing Beta and Acceptance testing on its TickAnalyst suite of products, to ensure that Titan’s products function properly under historical and live conditions. This testing process utilizes key in-house non-programming staff as well as independent consultants contracted by Titan, working closely with Titan’s software engineers for quality assurance of Titan’s applications and products. Titan’s testing process, which meets and exceeds industry standards, is currently performing a number of testing procedures simultaneously on large amounts of historical data as well as live data, down to the tick level, to test the robustness of its applications under rigorous conditions with the expectation of soon bringing a fully automated production offering to commercialization.

CUSTOMER RELATIONS

February 2008 - The Company announced the appointment of Parker Seto to Titan’s advisory board.  Mr. Seto, who is well versed in International Business, will be responsible of overseeing business development and Titan’s expansion into Asian markets, specifically Hong Kong and Shanghai.  Titan plans to market to Asian brokers who wish to provide electronic trading platforms and DMA tools to their client base.

June 2008 - The Company announced the appointment of John Howell, Senior Government Relations Advisor with the law firm of King & Spalding LLP, to Titans Advisory Board.

Mr. Howell’s appointment intends to help Titan’s corporate leadership explore Titan’s unique, high-growth opportunities with its new TickAnalyst.

August 2008 -  The Company announce that it has entered into a Consulting Agreement (the “Consulting Agreement”) with ARENA Capital Inc. (“ARENA”) based in Edmonton, to provide investor relations services to the Company. ARENA will provide various services to the Company including financing services, public relations services, investor relations services, shareholder relations services and market maintenance. The term of the Consulting Agreement is one year, commencing on August 1, 2008 and expiring on July 31, 2009. The Consulting Agreement is subject to acceptance by the TSX Venture Exchange.  As compensation, Titan will pay ARENA 900,000 stock options at a price of $0.30 per share. The options will vest in equal amounts and stages over the next eighteen months.

About ARENA Capital Inc.:

ARENA Capital Inc. provides an array of strategic business consulting and investor relations services to create credible awareness of its client’s corporate potential to the financial community. These services are performed in partnership with clients to establish clear, concise and consistent communication of their strategy and outlook with their shareholders and the investment community in order to achieve fair valuation by the capital markets.

August 2008 – The Company retained Renmark Financial Communications Inc. (“Renmark”) to provide investor relations services. “We are pleased to be working with Renmark to increase Titan’s profile in the financial community and enhance the visibility of our core products portfolio at this very exciting time during our company’s history. We are confident that Renmark’s benchmark IR standards will allow Titan to communicate its message to the investment community,” stated Dr. Ken Powell, President and CEO of Titan. In consideration of the services to be provided, the company has agreed to pay a monthly retainer of $7,000 to Renmark Financial Communications. Titan’s agreement with Renmark has a term of 12 months. Titan has the right to terminate the agreement at any time after February 28, 2009, by providing Renmark with a 30-day written notice to that effect. Renmark does not have any interest, directly or indirectly, in the securities of Titan nor does it have any intention to acquire said interest.

Renmark's engagement to provide investor relations services are subject to the approval of the TSX Venture Exchange.

About Renmark:

Renmark Financial Communications offers a wide range of integrated Investor Relations and Financial Communications Services to small, medium and large cap companies trading on all major North American exchanges.

October 2008 – The Company announced the addition of a new team member, Manesh Patel, and opening a new Titan Atlanta Regional office. Mr. Patel performed roles in the field of Telecommunications that have included Sales Engineer, Support Engineer, Software Development, Business Development, and Manager of Engineering for companies such as Lucent Technologies. He has twelve years of active trading experience in the equities, options, and futures markets. In May 2007, Mr. Patel entered the financial industry by forming E.I.I. Capital Management. Mr. Patel holds a Series 3 license. He also holds a Masters in Electrical Engineering with a minor in Economics from the University of Georgia Institute of Technology. In Addition, the Atlanta office is fully outfitted with redundant connections, back-ups, and Video conferencing systems. Titan Trading USA LLC’s Executive Vice President, Eric Davidson, says,

“We are pleased to have attracted the caliber of talent that Manesh brings to Titan. Manesh will perform several key roles for Titan; among them are Product Testing, Sales and Sales Support.”

OVERALL PERFORMANCE

Titan has limited operating revenue to date, and continues to fund the Company solely through private placements.

Equity Placements:

a) In December 2007, the Company closed a non-brokered private placement of units (”Units”), which raised $1,214,494. The Company issued 3,036,234 Units at $0.40 Canadian ($0.42 US) per Unit. Each Unit consists of one (1) common share in the capital of Titan and one-half (1/2) of one common share purchase warrant (a “Warrant”).  Each whole Warrant will entitle the holder thereof to purchase one common share for a price of $0.60 Canadian ($0.62 US) and will expire December 7, 2009. The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $363,428.40. The issue costs relating to this placement totaled $30,536.

b) On March 6, 2008, the corporation closed a fully-subscribed non-brokered private placement of units (“Units”), which raised $510,000.  The Company issued 2,000,000 Units at a price of $0.255 Canadian ($0.25 US) per unit. Each unit consists of one (1) common share in the capital of the Company and one-half (½) of one common share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share for a price of $0.35 Canadian ($0.34 US) and will expire March 6, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $132,330.  The issue costs related to this private placement totaled $6,200.

c) On July 29, 2008, the corporation closed a fully-subscribed non-brokered private placement of units (“Units”), which raised $610,500.  The Company issued 2,035,000 Units at a price of $0.30 Canadian per unit ($0.30 US). Each unit consists of one (1) common share in the capital of the Company and one-half (½) of one common share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share for a price of $0.40 Canadian ($0.40 US) and will expire July 29, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $90,000.  The issue costs related to this private placement totaled $18,868.

d)  On August 19, 2008 the corporation closed a fully-subscribed non-brokered private placement of units (“Units”), which raised $750,000.  The Company issued 2,500,000 Units at a price of $0.30 Canadian per unit. Each unit consists of one (1) common share in the capital of the Company and one common share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share for a price of $0.40 Canadian ($0.38 US) and will expire August 19, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $600,000  The issue costs related to this private placement totaled $42,072.

Warrants & Options Exercised:

During 2008, a total of 335,000 options and 1,494,412 warrants were exercised.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity.  The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2009, however, management can provide no assurance with regard thereto.

The Company’s financial instruments consist of cash and cash equivalents, short term investments, restricted cash, due from related party, accounts payable and accrued liabilities, and loans and advances. The fair values of these financial instruments approximate their carrying values, due to their short-term nature. The fair value of the loans and advances cannot be reliably determined as there is no market for loans that do not bear interest and have no terms of repayments.  The Company is exposed to currency risk as a result of its operations in the United States.

It is expected that substantially all of the Company’s software and subscription sales customers will be in the United States; however, the Company’s property is currently located in Canada and the United States.  To date the Company has not generated revenues, and has relied on funding through private placements.

SELECTED ANNUAL INFORMATION AND RESULTS FROM OPERATIONS

	For year ended October 31
	2008	2007	2006
Net sales/total revenues	NIL	NIL	NIL
Net loss	$3,075,985	$2,579,638	$1,716,500
Net loss per share (fully diluted)	0.07	0.07	0.06
Assets	1,528,919	431,402	455,704
Long-term financial liabilities	NIL	NIL	NIL
Dividends declared per shares	NIL	NIL	NIL

RESULTS OF OPERATIONS

2008 was a very eventful year for Titan Trading Analytics Inc. (“Titan” or the “Company”) and its subsidiaries. As described above, the Company arranged four private placements during the fiscal period ending October 31, 2008. As well, the company strengthened its Board of Advisors, committed resources to investor relations, and finalized its last phase of the TickAnalyst product suite. The TickAnalyst product suite is a proprietary electronic trading and financial analysis software platform, developed internally by Titan, that is designed to capture and analyze real time market tick data and then execute trades based on the software’s Algorithmic calculations. In the last quarter of 2008, the Company was devoted to intensive testing of the TickAnalyst suite of products. These efforts were designed to prove the validity of its models and functionality and stress test the stability of the software. This testing procedure also helps Titan begin to understand the scalability of the product.

 In May, the Company reported that the new Edmonton office backup power system, consisting of a short-term battery-powered UPS with a long-term 100kW diesel-powered electrical backup, performed flawlessly during a recent multi-hour power failure test.

In addition, Titan has also developed a databank hosting 15 terabytes of NYSE and NASDAQ data extending as far back as 2004. Titan is using this database to run beta tests of its Tick Analyst Suite. Currently it is now test analyzing several hundred thousand historical events per second on Titan’s proprietary models. In addition, the Titan Tick Analyst Suite is running tests on streaming real-time data with Titan’s proprietary indicators and filters, a process also known as Complex Event Processing (“CEP”).

CEO Ken Powell states, “With the development of this new facility, we are now able to meet or surpass the requirements for security, redundancy and backup demanded by even the most stringent hedge fund managers. These facilities will enable Titan to reliably deliver our CEP technology to the competitive marketplace.”

The net loss of $3,075,985 (2007 – 2,579,638) for the year ending October 31, 2008 consisted of research and development fees of $605,507 (2007 - $1,299,820), general and administration $1,996,631 (2007 - $1,169,507) – this increase is mainly due to increase in staff as well as the move to larger facilities.

$350,467 was written off as at October 31, 2008 due to bankruptcy of Avidus Bank.

Amortization expense for the year was $147,779 (2007 - $35,951).  The increase in comparison to the same period in 2007 was a direct result of the additional computer equipment as well as leasehold improvements in the amount of $589,908 (2007 – NIL).

During the year, the company granted a total of 3,460,000 stock options to employees and consultants of the company.

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended
	Oct 31 2008	July 31 2008	April 30 2008	Jan 31 2008
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	$1,379,675	$571,244	$563,234	$561,832
Net loss per share (fully diluted)	.04	.01	.01	.01

	For the three month period ended
	Oct 31 2007	July 31 2007	April 30 2007	Jan 31 2007
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	$646,423	$601,828	$844,199	$487,188
Net loss per share (fully diluted)	.01	.02	.02	.02

The statements of the Company have been prepared in accordance with Canadian GAAP, which do not differ materially with those established in the United States except as disclosed in the notes to the financial statements.

LIQUIDITY

The Company has working capital defiency as of October 31, 2008 of $199,946.   (2007 – ($434,823).

Since its inception, the Company has, and continues to rely upon the proceeds of private placement financings to support its development and marketing of the trading software.

The future ability of the Company to realize full commercialization and sales of the technology, form successful partnerships, and compensate the executive team as they administer the trading programs, will depend on its ability to obtain additional funding through private placement financings.

The Company expended all of its efforts in fiscal 2008 and to date in fiscal 2009 developing the trading software to be ready for full use.  The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software.

In February, 2008, Titan Holdings USA, LLC was activated to facilitate currency trading with funds provided by a third party.  The funds are non-interest bearing and are used in trading on a profit sharing basis.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals not disclosed elsewhere:

Year ended October 31,	2008		2007	2006
Management and consulting fees		$184,500	$167,806		$69,000
Research and development		$258,182	$262,958		$540,194
Loans and advances	$	---	$187,831		$116,082
Due from related parties		$58,754		$	---

Management and consulting fees are paid to a director of the Company and a company controlled by an officer.

Research and development fees are paid to directors and companies controlled by directors.

Due from related parties include $58,754 (2007 - $NIL) receivable from directors or officers of the Company or companies controlled by directors or officers.

The related party transactions are in the normal course of operations and are recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

SUBSEQUENT EVENTS

November 2008 - The Company announced that, subject to regulatory approval, the Company intends to grant 525,000 stock options, in the aggregate, to directors, officers, employees and consultants of the Company.  The options will have an exercise price of $0.36, with vesting over an eighteen month period and a five year term to expiry.

January 2009 – The Company announced the addition of a new team member, Doug Laughlin to Titan’s Advisory Board. Doug’s background includes over 20 years of professional sales and management experience with NASDAQ organizations including Cisco Systems, 3Com, and Foundry Networks. His duties within these organizations included sales, marketing, sales management, training, group presentations, trade show management, contract negotiations, hiring and OEM relationships. Doug currently also works in an advisory role with multiple high tech corporations in the area of business development.

Doug has personally experienced the full lifecycle of a successful technology venture. He has been involved in the transition from an early stage technology company through to the expansion and maturity phases. Doug also works closely with various equities and options investment groups, having served on the steering committee of the Atlanta chapter of the Market Technician’s Association (MTA).

January, 2009 - The Company announced that, subject to regulatory approval, the Company intends to grant 50,000 stock options, in the aggregate, to a consultant of the Company.  The options will have an exercise price of $0.305 with vesting over an eighteen month period and a five year term to expiry.

February, 2009 - The company announced Release Candidate 2.0 of its TickAnalyst software platform. TickAnalyst is a fully integrated, scalable algorithmic trading system that, in addition to its existing base model packages, incorporates several countertrend and mean reversion models shown to be effective analytical tools in normal, non-trending and highly volatile markets. Built on Titan’s comprehensive market analysis technologies, TickAnalyst has the capability to analyze the fastest data feeds available from the world’s stock exchanges. With ultra high-speed analysis capabilities, TickAnalyst is designed to execute thousands of trades per second on a single platform with a high probability of success for each trade. TickAnalyst Release Candidate 2.0 has undergone rigorous in-house testing with Titan’s engineers and traders at its facilities in London, New York, Atlanta and West Palm Beach. TickAnalyst’s functionality, stability, and scalability have been tested with both real time and historical market data and all expectations and objectives for this release have been met or exceeded.

Dr. Ken Powell, President and Chief Executive Officer of Titan stated “This new release is the result of over 10 years of hard work and determination by our development, programming, trading and engineering teams to create a revolutionary money management tool for use in today’s financial markets. We have programmed highly refined trading methods and logic into our TickAnalyst product offerings, enabling us to analyze thousands of stocks, monitor their activity at every trade, and execute real-time trades based on the software’s algorithmic calculations. The infrastructure we have assembled to support this software platform allows us to perform thousands of trades per second, exponentially more than any conventional trading desk could ever manage. This is an exciting time for our company and we are looking forward to the implementation of our asset management revenue model in the weeks to come.”

DISCLOSURE OF OUTSTANDING SHARE DATA

Authorized and Issued Share Capital as of February 24, 2009

Class	Par Value	Authorized	Issued
Common Shares	Nil	Unlimited	50,314,345
Preferred Shares	Nil	Unlimited	Nil

Description of Options, Warrants and Convertible securities outstanding, as of February 24, 2009

Security Type	Number	Exercise Price	Expiry Date	Recorded Value

Stock Options	470,593	$0.155	Feb. 16, 2010	N/A
Stock Options	680,000	$0.25	March 1, 2010	N/A
Stock Options	360,000	$0.315	June 23, 2011	N/A
Stock Options	1,780,000	$0.30	Jan. 8, 2012	N/A
Stock Options	200,000	$0.69	June 28, 2012	N/A
Stock Options	110,000	$0.50	Aug. 15, 2012	N/A
Stock Options	1,250,000	$0.37	Jan. 28, 2013	N/A
Stock Options	220,000	$0.50	Feb. 4, 2013	N/A
Stock Options	50,000	$0.34	June 24, 2013	N/A
Stock Options	150,000	$0.335	July 8, 2013	N/A
Stock Options	900,000	$0.30	August 12, 2013	N/A
Stock Options	540,000	$0.36	August 15, 2013	N/A
Stock Options	525,000	$0.36	November 7, 2013	N/A
Stock Options	50,000	$0.305	January 26, 2014	N/A
Purchase Warrants	1,000,000	500,000 @ $0.50 in year one 500,000 @ $1.00 in year two	Nov. 30, 2008 – subject to Milestones	N/A
Purchase Warrants	1,000,000	500,000 @ $0.50 in year one 500,000 @ $1.00 in year two	Nov. 30, 2008 – subject to Milestones	N/A
Purchase Warrants	1,518,117	$0.60	Dec. 7, 2009	N/A
Purchase Warrants	1,000,000	$0.35	March 6, 2010	N/A
Purchase Warrants	1,017,500	$0.40	July 29, 2010	N/A
Purchase Warrants	2,500,000	$0.40	August 19, 2010	N/A

ADDITIONAL INFORMATION
Additional information relating to the Company can also be found on SEDAR at www.sedar.com.